SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
[Amendment No. 2]
Edd Helms Group, Inc.
(Name of the Issuer)
Edd Helms Group, Inc., W. Edd Helms, Jr., Sherrie Helms, L. Wade Helms, Vicki Helms, Charlene Helms Freedland
(Name of Persons Filing Statement)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
279307102
(CUSIP Number of Class of Securities)
Laz Schneider, Esq., Berger Singerman, P.A., 350 East Las Olas Boulevard, Suite 1000,
Ft. Lauderdale, Florida 33301

(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

Calculation of Filing Fee
Transaction – Reverse stock split	Amount of filing fee - $0.00
valuation*

*Set forth the amount on which the filing fee is calculated and state how it was determined.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$0.00
Form or Registration No.:	0000854883
Filing Party:	Edd Helms Group, Inc.
DATE FILED:	March 13, 2009

          This Rule 13e-3 Transaction Statement on Schedule 13e-3 (the “Schedule 13e-3”) is being filed by Edd Helms Group, Inc., a Florida corporation (the “Company”), in connection with a proposed going private transaction. At the meeting of the Board of Directors on January 20, 2009, the Board approved an amendment to the Articles of Incorporation to effect a 1 for 2,000 reverse stock split.

          This Schedule 13e-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of the Company’s preliminary Information Statement on Schedule 14C (the “Information Statement”) pursuant to Regulation 14C under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Information Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13e-3 are qualified in their entirety by reference to the information contained in the Information Statement. This Schedule 13e-3 will be amended to reflect such completion or amendment of the Information Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Information Statement.

          All parenthetical references under the various items in this Schedule 13e-3 are references to the corresponding items contained in Regulation M-A under the Exchange Act.

ITEM 1.	SUMMARY TERM SHEET

          The information set forth in the Information Statement under “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

          (a)          The name of the subject company is Edd Helms Group, Inc. The Company’s principal executive offices are located at 17850 N.E. 5th Avenue, Miami, Florida 33162 and its telephone number is (305) 653-2520.

          (b)          The shares outstanding are Class A Common Stock, $0.01 par value and as of the Approval Record Date there were 11,210,304 shares outstanding.

          (c)          The information set forth in the Information Statement under “Market Prices of Common Stock and Dividend Policy” is incorporated herein by reference.

          (d)          The information set forth in the Information Statement under “Market Prices of Common Stock and Dividend Policy” is incorporated herein by reference.

          (e)          The Company has not made an underwritten public offering of its common stock for cash during the three years preceding the date of the filing of this Schedule 13e-3.

          (f)          In connection with the termination of the Edd Helms Group, Inc. Employee Stock Ownership Plan, the Company redeemed a total of 1,159,970 shares of issued and outstanding common stock from the Edd Helms Group, Inc. ESOP effective July 26, 2007. The shares were purchased at a price of $.42 per share, with an aggregate cost to the Company of $487,187.40. The average purchase price during the second and third quarters of 2007 was $.42 per share. The money used to purchase the shares was from working capital of the Company.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

          (a)          Edd Helms Group, Inc. 17850 N.E. 5th Avenue, Miami, Florida 33162; (305) 653-2520. This is the subject company.

                         W. Edd Helms, Jr. - 17850 N.E. 5th Avenue, Miami, Florida 33162; (305) 653-2520. Mr. Helms is an affiliate as the President and Chief Executive Officer, a member of the Board of Directors, and a majority shareholder.

                         L. Wade Helms - 17850 N.E. 5th Avenue, Miami, Florida 33162; (305) 653-2520. Mr. Helms is an affiliate as a member of the Board of Directors and a shareholder holding less than 5% of the shares

                         Sherrie Helms - 17850 N.E. 5th Avenue, Miami, Florida 33162; (305) 653-2520. Ms. Helms is the daughter of W. Edd Helms, Jr.

                         Charlene Helms Freedland – home address is 2910 Medina Circle, Weston, Florida 33332; (954) 349-5949. Ms. Freedland is the daughter of W. Edd Helms, Jr.

                         Vicki Helms – home address is 15410 Gauntlet Hall Manor, Davie, Florida 33331; (954) 434-1941. Ms. Helms is the spouse of L. Wade Helms.

                                   Other Executive Officers and Directors of the Corporation, Not Filing Persons:

                         Walter Revell –17850 N.E. 5th Avenue, Miami, Florida 33162; (305) 653-2520. Mr. Revell is an affiliate as a member of the Board of Directors and a shareholder holding less than 5% of the shares.

                         Edward J. McCarthy –17850 N.E. 5th Avenue, Miami, Florida 33162; (305) 653-2520. Mr. McCarthy is an affiliate as a member of the Board of Directors and a shareholder holding less than 5% of the shares.

                         John Salvaggio –17850 N.E. 5th Avenue, Miami, Florida 33162; (305) 653-2520. Mr. Salvaggio is an affiliate as a member of the Board of Directors and a shareholder holding less than 5% of the shares.

                         Dean A. Goodson– 17850 N.E. 5th Avenue, Miami, Florida 33162; (305) 653-2520. Mr. Goodson is an affiliate as the Chief Financial Officer and a shareholder holding less than 5% of the shares.

          (b)          None.

          (c)          W. Edd Helms, Jr. – The information set forth in the Information Statement under “OTHER INFORMATION – Background Information Concerning Filing Persons” is incorporated herein by reference. Mr. Helms has not been convicted in a criminal proceeding within the past five years. Mr. Helms has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Mr. Helms is a citizen of the United States of America.

                         L. Wade Helms – The information set forth in the Information Statement under “OTHER INFORMATION – Background Information Concerning Filing Persons” is incorporated herein by reference. Mr. Helms has not been convicted in a criminal proceeding within the past five years. Mr. Helms has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Mr. Helms is a citizen of the United States of America.

                         Sherrie Helms – Ms. Helms has been employed by Edd Helms Electric, LLC, a subsidiary of Edd Helms Group, Inc. for the past five years as Account Representative. Ms. Helms has not been convicted in a criminal proceeding within the past five years. Ms. Helms has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Ms. Helms is a citizen of the United States of America.

                         Charlene Helms Freedland – Charlene Helms Freedland has not been employed during the past five years. She has not been convicted in a criminal proceeding within the past five years nor has she been a party to any judicial or administrative hearings related to securities laws during the past five years. Charlene Helms Freedland is a citizen of the United States of America

                         Vicki Helms – Ms. Helms has been employed by the Broward County School Board as a High School English teacher since 1980. She has not been convicted in a criminal proceeding within the past five years nor has she been a party to any judicial or administrative hearings related to securities law during the past five years. Ms. Helms is a citizen of the United States of America.

                         Walter Revell – The information set forth in the Information Statement under “OTHER INFORMATION – Background Information Concerning Filing Persons” is incorporated herein by reference. Mr. Revell has not been convicted in a criminal proceeding within the past five years. Mr. Revell has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Mr. Revell is a citizen of the United States of America.

                         Edward J. McCarthy – The information set forth in the Information Statement under “OTHER INFORMATION – Background Information Concerning Filing Persons” is incorporated herein by reference. Mr. McCarthy has not been convicted in a criminal proceeding within the past five years. Mr. McCarthy has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Mr. McCarthy is a citizen of the United States of America.

                         John Salvaggio – The information set forth in the Information Statement under “OTHER INFORMATION – Background Information Concerning Filing Persons” is incorporated herein by reference. Mr. Salvaggio has not been convicted in a criminal proceeding within the past five years. Mr. Salvaggio has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Mr. Salvaggio is a citizen of the United States of America.

                         Dean A. Goodson– The information set forth in the Information Statement under “OTHER INFORMATION – Background Information Concerning Filing Persons” is incorporated herein by reference. Mr. Goodson has not been convicted in a criminal proceeding within the past five years. Mr. Goodson has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Mr. Goodson is a citizen of the United States of America.

ITEM 4.	TERMS OF THE TRANSACTION

          (a)          The information set forth in the Information Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

          (c)          The information set forth in the Information Statement under “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Effects of the Reverse Stock Split,” and “THE REVERSE STOCK SPLIT – Basic Terms and Procedure Following the Reverse Stock Split” is incorporated herein by reference.

          (d)          The information set forth in the Information Statement under “APPRAISAL RIGHTS OF DISSENTING OWNERS” is incorporated herein by reference.

          (e)          The information set forth in the Information Statement under “SPECIAL FACTORS – Fairness of the Reverse Stock Split,” “APPRAISAL RIGHTS OF DISSENTING OWNERS,” and “OTHER INFORMATION – Where You Can Find Additional Information” is incorporated herein by reference.

          (f)          Not applicable.

ITEM 5	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

          (a)       The information set forth in the Information Statement under Appendix F – FORM 10-KSB for the FISCAL YEAR ENDED MAY 31, 2008 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION is incorporated herein by reference. This specifically does not include the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

(b)-(c)	None.

(e)	None.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

          (a)       The information set forth in the Information Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Purposes and Reasons for the Reverse Stock Split” is incorporated herein by reference

          (b)       The securities will be retained as treasury shares.

          (c)(1)-(8)          The information set forth in the Information Statement under “SPECIAL FACTORS – Purposes and Reasons for the Reverse Stock Split, Effects of the Reverse Stock Split, Factors Favoring the Reverse Stock Split, and Additional Factors Considered by the Board of Directors in Approving the Reverse Stock Split,” “THE REVERSE STOCK SPLIT – Conduct of Business After the Reverse Stock Split” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

          (a)       The information set forth in the Information Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Purposes and Reasons for the Reverse Stock Split” is incorporated herein by reference.

          (b)       The information set forth in the Information Statement under “SPECIAL FACTORS – Background of the Reverse Stock Split” is incorporated herein by reference.

          (c)       The information set forth in the Information Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Purposes and Reasons for the Reverse Stock Split, Effects of the Reverse Stock Split, Factors Favoring the Reverse Stock Split, Fairness of the Reverse Stock Split, Additional Factors Considered by the Board of Directors in Approving the Reverse Stock Split” is incorporated herein by reference.

          (d)       The information set forth in the Information Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Effects of the Reverse Stock Split, Material Federal Income Tax Consequences” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION

          (a)-(e) The information set forth in the Information Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(f)	None.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

          (a)-(c) The information set forth in the Information Statement under “SPECIAL FACTORS – Fairness of the Reverse Stock Split” and APPENDIX E – FAIRNESS OPINION LETTER DATED SEPTEMBER 2, 2008 PREPARED BY FLORIDA CORPORATE FINANCE” is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

          (a)-(d) The information set forth in the Information Statement under “THE REVERSE STOCK SPLIT – Source of Funds and Financial Effects of the Reverse Stock Split” and “Accounting Consequences” is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

          (a)       The information set forth in the Information Statement under “OTHER INFORMATION – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference. In addition, W. Edd Helms, Jr. owns 8,957,934 shares (formerly held jointly with Carol A. Helms, deceased); Sherrie Helms owns 165,445 shares; Charlene Helms Freedland owns 5,445 shares; Vicki Helms owns 2,147 shares jointly with L. Wade Helms.

          (b)       No transaction in the subject series has taken place in the last 60 days.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

          (d)-(e) The information set forth in the Information Statement under “SPECIAL FACTORS – Factors Favoring the Reverse Stock Split,” “Fairness of the Reverse Stock Split,” and “Additional Factors Considered by the Board of Directors in Approving the Reverse Stock Split” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS

          (a)-(b) The information set forth in the Information Statement under “OTHER INFORMATION – Ration of Earnings to Fixed Charges,” “Book Value per Share,” and “Financial Statements and Management’s Discussion and Analysis of Financial Condition and Result of Operations” and “APPENDIX F – FORM 10-KSB FOR THE FISCAL YEAR ENDED MAY 31, 2008 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION” is incorporated herein by reference. This specifically does not include the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

          (a)-(b) The information set forth in the Information Statement under “SPECIAL FACTORS – Background of the Reverse Stock Split” and “Approval of the Reverse Stock Split by the Board of Directors and Shareholders” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION

          (b)       The information contained in the Information Statement including all appendices attached thereto is incorporated herein by reference.

ITEM 16.	EXHIBITS

          (a)       Amended Preliminary Information Statement of Edd Helms Group, Inc. dated March 13, 2009 incorporated herein by reference.

          (b)       Not applicable

          (c)       Fairness Opinion Letter dated September 2, 2008 prepared by Florida Corporate Finance incorporated herein by reference to Appendix E of the Amended Preliminary Information Statement of Edd Helms Group, Inc. dated February 11, 2009.

          (d)       Not applicable.

          (f)       “APPRAISAL RIGHTS OF DISSENTING OWNERS” incorporated herein by reference to the Amended Preliminary Information Statement of Edd Helms Group, Inc. dated February 11, 2009.

          (g)       Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ L. Wade Helms	(Signature)

L. Wade Helms, Executive Vice President	(Name and Title)

For Edd Helms Group, Inc.
March 12, 2009	(Date)

/s/ L. Wade Helms	(Signature)

L. Wade Helms, Shareholder	(Name and Title)

March 12, 2009	(Date)

/s/ W. Edd Helms, Jr.	(Signature)

W. Edd Helms, Jr., Shareholder	(Name and Title)

March 12, 2009	(Date)

/s/ Vicki Helms	(Signature)

Vicki Helms, Shareholder	(Name and Title)

March 12, 2009	(Date)

/s/ Charlene Helms Freedland	(Signature)

Charlene Helms Freedland, Shareholder	(Name and Title)

March 12, 2009	(Date)

/s/ Sherrie Helms	(Signature)

Sherrie Helms, Shareholder	(Name and Title)

March 12, 2009	(Date)

(Signature)

(Name and Title)

(Date)

(Signature)

(Name and Title)

(Date)

(Signature)

(Name and Title)

(Date)

(Signature)

(Name and Title)

(Date)